EXHIBIT 14.1

                                 CODE OF ETHICS
        FOR THE CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS OF
                                  FINDWHAT.COM

         The Chief Executive Officer and Finance Department personnel have special roles to adhere to ethical conduct and integrity generally, and to promote accurate, fair and timely reporting of our company's financial results and condition and other information we release to the public market and include in reports we file with the SEC. Because of these special roles, the Chief Executive Officer and all members of the company's Finance Department are bound by the following Code of Ethics, under which each agrees that he or she shall:

o Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships, including disclosure to the Chair of the Audit Committee of any material transaction or relationship that reasonably could be expected to give rise to such a conflict.

o Provide information within the scope of his or her duties in a manner which promotes full, fair, accurate, timely and understandable disclosure in reports and documents that the company files with, or submits to, government agencies and in the company's other public communications.

o Comply with rules and regulations of foreign, federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

o Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

o Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose it, and not use confidential information acquired in the course of one's work for personal advantage.

o    Proactively promote and be an example of ethical behavior.

o Achieve responsible use of and control over all assets and resources employed or entrusted.

o Promptly report to the Chair of the Audit Committee any conduct that the individual believes to be or would give rise to a violation of law or business ethics or of any provision of this Code of Ethics or the company's general Code of Conduct.

It is against the company's policy to retaliate against any employee for good faith reporting of violations of this Code. Violations of this Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment.

If you believe that a violation of the Code of Ethics has occurred, please contact the Chair of the Audit Committee at Frederick E. Guest II, 10 West 66th St., New York, NY 10023 or 212.873.4281. You may also contact the Audit Committee of the Board of Directors at: auditcommittee@findwhat.com, or if you are concerned about maintaining anonymity, you may send correspondence to the following outside private mail box address at FindWhat.com, attention Audit Committee c/o Frederick E. Guest II, 10 West 66th St., New York, NY 10023.